Mail Stop 4561

May 15, 2006

By U.S. Mail and facsimile to (618) 624 7389

Thomas A. Daiber
Chief Executive Officer and President
Centrue Financial Corporation
303 Fountains Parkway
Fairview Heights, Illinois 62208

> **Re:** **Centrue Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-15025**

Dear Mr. Daiber:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Accounting Branch Chief